Filed by Arlington Tankers Ltd.
pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Arlington Tankers Ltd.
(Commission File Number: 001-32343)
Subject Company: General Maritime Corporation
(Commission File Number: 001-16531)
This filing relates to a planned combination of Arlington Tankers Ltd. (“Arlington”) and General Maritime Corporation (“General Maritime”) pursuant to the terms of an Agreement and Plan of Merger and Amalgamation, dated as of August 5, 2008 (the “Merger Agreement”), by and among Arlington, Galileo Holding Corporation, Archer Amalgamation Limited, Galileo Merger Corporation and General Maritime. The Merger Agreement has been filed with the Securities and Exchange Commission as an exhibit to the Report on Form 8-K filed by General Maritime on August 6, 2008.
On August 6, 2008, General Maritime made the following presentation available on its website located at www.generalmaritimecorp.com.

General Maritime Corporation & Arlington Tankers Ltd. Investor Presentation August 6, 2008

Forward Looking Statements "Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995 This presentation contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and observations. Included among the important factors that, in General Maritime's and Arlington Tankers' view, could cause actual results to differ materially from the forward looking statements contained in this presentation are the following: the ability to obtain the approval of the transaction by Arlington Tankers' and General Maritime's shareholders; the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe; the ability to realize the expected benefits to the degree, in the amounts or in the timeframe anticipated; the ability to integrate Arlington Tankers' businesses with those of General Maritime in a timely and cost-efficient manner; changes in demand; a material decline in rates in the tanker market; changes in production of or demand for oil and petroleum products, generally or in particular regions; greater than anticipated levels of tanker newbuilding orders or lower than anticipated rates of tanker scrapping; changes in rules and regulations applicable to the tanker industry, including, without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries; actions taken by regulatory authorities; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in the typical seasonal variations in tanker charter rates; changes in the cost of other modes of oil transportation; changes in oil transportation technology; increases in costs, including, without limitation: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; changes in the condition of General Maritime's or Arlington Tankers' vessels or applicable maintenance or regulatory standards (which may affect, among other things, the combined company's anticipated drydocking or maintenance and repair costs); changes in the itineraries of General Maritime's or Arlington Tankers' vessels; the fulfillment of the closing conditions under, or the execution of customary additional documentation for, General Maritime's agreements to acquire vessels, and other factors listed from time to time in General Maritime's or Arlington Tankers' filings with the Securities and Exchange Commission, including, without limitation, their respective Annual Reports on Form 10-K for the year ended December 31, 2007 and their respective subsequent reports on Form 10-Q and Form 8-K. The ability of General Maritime, Arlington Tankers, or the combined company to pay dividends in any period will depend upon factors including applicable provisions of law and the final determination by the Board of Directors each quarter after its review of the combined company's financial performance. The timing and amount of dividends, if any, could also be affected by factors affecting cash flows, results of operations, required capital expenditures, or reserves. As a result, the amount of dividends actually paid may vary from the amounts currently estimated. General Maritime and Arlington Tankers disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

Important Additional Information Will Be Filed with the SEC In connection with the proposed transaction, General Maritime and Arlington Tankers will file with the SEC a Registration Statement on Form S-4 and General Maritime and Arlington Tankers will file with the SEC and mail to their respective shareholders a Joint Proxy Statement/Prospectus in connection with the proposed transaction. Investors and security holders are urged to read the Joint Proxy Statement/Prospectus regarding the proposed transaction carefully when it becomes available because it will contain important information about General Maritime, Arlington Tankers, the proposed transaction and related matters. You may obtain a free copy of the Joint Proxy Statement/Prospectus (when available) and other related documents filed by General Maritime and Arlington Tankers with the SEC at the SEC's website at www.sec.gov. The Joint Proxy Statement/Prospectus (when it is filed) and the other documents may also be obtained for free by accessing General Maritime's website at www.generalmaritimecorp.com or by accessing Arlington Tankers' website at www.arlingtontankers.com. General Maritime and Arlington Tankers, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies with respect to the transactions contemplated by the merger agreement. Information regarding General Maritime's directors and executive officers is contained in General Maritime's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and its proxy statement dated April 11, 2008, which are filed with the SEC. Information regarding Arlington Tankers' directors and executive officer is contained in Arlington Tankers' Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and its proxy statement dated April 23, 2008, which are filed with the SEC. In addition, Peter C. Georgiopoulos will receive benefits from the General Maritime in connection with the executive transition described in the Report on Form 8-K filed by General Maritime today, and General Maritime intends to discuss with Edward Terino, a consulting arrangement for assistance in the post-closing transition period. Furthermore, the Board of Directors of Arlington Tankers is contemplating an award of a bonus to Mr. Terino in the amount of $750,000 pursuant to Arlington Tankers' 2008 Bonus Plan. A more complete description of such arrangements will be available in the Registration Statement and the Joint Proxy Statement/Prospectus.

Meeting Participants Peter Georgiopoulos Chairman, President and Chief Executive Officer John Tavlarios President and Chief Executive Officer of General Maritime Management, LLC Jeffrey Pribor Executive Vice President and Chief Financial Officer Edward Terino Chief Executive Officer, President and Chief Financial Officer

Combination of GMR and ATB Creates a Stronger Company

Transaction Overview

Creating Value for Both GMR and ATB Shareholders Provides Opportunity for Growth and Additional Value Creation Note(s): 1 Includes the two Aframaxes to be delivered by October 2008

Our Vision for the Combined Company Note(s): 1 Average age based on DWT 2 Includes the two Aframaxes to be delivered by October 2008

GMR and ATB Overview Note(s): 1 Based on DWT 2 Based on 2008E operating days 3 Stock price as of 8/5/2008 4 Cash and debt balance as of 6/30/2008. Stock price as of 8/5/2008 5 Includes commitments in connection with two Aframaxes to be delivered by October 2008 for $137mm (net of 10% deposit already paid)

Significant Time Charter Coverage with Upside Potential ~$450 Million in Contracted Revenues Potential to Reduce Near Term Volatility Retains Upside Potential in a Higher Spot Market Environment Note(s): 1 Total calendar days less scheduled drydocking days 2 For GMR, total time charter days (based on 96% utilization) less scheduled drydocking days. For ATB, total time charter days (based on 96% utilization). Assumes Stena exercises its options to extend the charters 3 Time charter days divided by operating days 62 33 25 18 Time Charter Coverage (%) 3

I.M. Skaugen ASA Greater Ability to Serve Our Blue Chip Customers

Estimated Cash Cost Savings1 Realization of savings expected to occur during first full year of operations Estimates exclude any benefits from any operational or purchasing savings Note(s): 1 Represents estimated cash cost savings from combining operations of GMR and ATB as well as cash cost savings relating to the GMR executive transition

Proposed Dividend Policy An annual dividend target of $2.00 per share is expected Initial dividend payout ratio is expected to be approximately 65-70% of free cash flow The combined company is expected to target a dividend per share, rather than a specific payout ratio Dividends expected to continue to be paid quarterly Both GMR and ATB are expected to pay their respective Q3 dividends in November 2008 Q4 dividend is expected to be the first dividend from the combined company and is expected to be paid in March 2009

Enterprise Value Largest High Dividend Paying Tanker Company Source: Public filings Notes: 1 Based on 8/5/2008 close 2 Includes commitments in connection with two Aframaxes to be delivered by October 2008 for $137mm (net of 10% deposit already paid) 3 Pro forma for two vessels acquired for $186.9mm

Illustrative Combined Company Capital Structure1,2

Proven Track Record of GMR Management Team Successful history in shipping industry Established in 1997, grew from only one vessel to 47 vessels at one point in time Company went public on June 12, 2001; stock price has increased 150% since IPO Focus on shareholder returns Has returned over $1 billion to GMR shareholders since May 2005 via dividends and share repurchases Inclusive of dividends total returns to shareholders are over 180% since IPO Experienced management team focused on entering into value creating transactions Founder Peter Georgiopoulos has successfully spearheaded the growth of three publicly traded companies and has completed over 100 asset transactions

Q&A

APPENDIX

Illustrative Combined Company Financials